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06003631

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47662

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MBIA Capital Management Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

113 King Street

(No. and Street)

Armonk, New York 10504

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Schachinger 914-765-3028

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers

(Name – *if individual, state last, first, middle name*)

300 Madison Avenue, New York, NY 10017

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Clifford D. Corso, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MBIA Capital Management Corp., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTIE I. CORBETT
Notary Public, State of New York
No. 01CO6009588
Qualified in Westchester County
Commission Expires June 29, 2006

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition.~~ Cash Flow
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MBIA CAPITAL MANAGEMENT CORP.

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY SCHEDULE PURSUANT TO
SEC RULE 17a-5

AS OF DECEMBER 31, 2005 AND
FOR THE YEAR THEN ENDED

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Shareholder of
MBIA Capital Management Corp.:

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in shareholder's equity, and cash flows present fairly, in all material respects, the financial position of MBIA Capital Management Corp. (the "Company") at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in Note 6 to the financial statements, has extensive transactions and relationships with members of the group.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 23, 2006

MBIA CAPITAL MANAGEMENT CORP.
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

(Dollars in thousands except per share amounts)

Assets		
Cash and cash equivalents	$	22,745
Securities owned:		
Marketable, at fair value		25,756
Not readily marketable, at estimated fair value		13
Accounts receivable		3,246
Prepaid expenses		1,147
Receivable from affiliates		15,250
Deferred tax asset		2,486
Fixed assets (less accumulated depreciation of $1,744)		198
Total assets	$	70,841
Liabilities and shareholder's equity		
Liabilities		
Accrued expenses	$	3,964
Payable to affiliates		4,472
Deferred Revenue		12
Income taxes payable		8,682
Total liabilities		17,130
Shareholder's equity		
Common stock (par value $1 per share; 1,000 shares authorized, issued and outstanding)		1
Additional paid-in capital		5,775
Retained earnings		47,935
Total shareholder's equity		53,711
Total liabilities and shareholder's equity	$	70,841

The accompanying notes are an integral part of these financial statements.

MBIA CAPITAL MANAGEMENT CORP.
STATEMENT OF INCOME
For the year ended December 31, 2005

(Dollars in thousands)

Revenues:		
Investment management fees	$	34,722
Net gains on securities		7
Interest income		1,142
Total revenues		35,871
Expenses:		
Employee compensation and benefits		6,107
Administrative fees		5,151
Other operating expenses		4,355
Total expenses		15,613
Income before income taxes		20,258
Provision for income taxes		8,332
Net income	$	11,926

The accompanying notes are an intergral part of these financial statements.

MBIA CAPITAL MANAGEMENT CORP.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
For the year ended December 31, 2005

(Amounts in thousands except shares)

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, December 31, 2004	1,000	$ 1	$ 4,992	$ 36,009	$ 41,002
Stock-based compensation	---	---	783	---	783
Net income	---	---	---	11,926	11,926
Balance, December 31, 2005	1,000	$ 1	$ 5,775	$ 47,935	$ 53,711

The accompanying notes are an integral part of these financial statements.

MBIA CAPITAL MANAGEMENT CORP.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2005

(Dollars in thousands)

Cash flows from operating activities:	
Net income	$ 11,926
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	177
Increase in market value of investments	(7)
Deferred income taxes	(646)
Increase in additional paid-in capital	783
Increase in accounts receivable	(1,228)
Increase in prepaid expenses	(914)
Decrease in accrued expenses	(1,060)
Increase in deferred revenue	12
Increase in balance receivable from affiliates	(10,384)
Increase in balance payable to affiliates	4,472
Increase in income taxes payable	2,024
Total adjustments to net income	(6,771)
Net cash provided by operating activities	5,155
Cash flows from investing activities:	
Capital expenditures, net of disposals	(85)
Net cash used in investing activities	(85)
Net Increase in cash and cash equivalents	5,070
Cash and cash equivalents-beginning of year	17,675
Cash and cash equivalents-end of year	$ 22,745

The accompanying notes are an integral part of these financial statements.

1. Business and Organization

MBIA Capital Management Corp. (the Firm or CMC) is a wholly owned subsidiary of MBIA Asset Management, LLC, which is a wholly owned subsidiary of MBIA Inc. The Firm is a member of the MBIA family of companies which provide a broad range of financial services including financial guarantee insurance, guaranteed investment contracts and investment management services.

The Firm is a registered investment adviser under the Investment Advisers Act of 1940 and provides fixed-income investment management services to both MBIA affiliates and third-party institutional clients. The Firm is also a registered broker-dealer under the Securities Exchange Act of 1934. As a registered broker-dealer and a member of the National Association of Securities Dealers, Inc. (NASD), the Firm is subject to various Securities and Exchange Commission (SEC) and NASD regulations, including net capital requirements.

2. Significant Accounting Policies

The financial statements of the Firm have been prepared on the basis of accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting policies are as follows:

Cash and Cash Equivalents
Cash and cash equivalents have original maturities of less than ninety days. The Firm's cash and cash equivalents consist of a demand deposit with a U.S. bank.

Investments
Proprietary securities transactions are recorded on the trade date, as if they had settled. The Firm's investment portfolio consists of an investment in a money market fund, stock warrants and an investment in a mutual fund. The money market fund is reported in the Firm's financial statements at cost, which the Firm believes approximates fair value. The mutual fund and stock warrants are reported in the Firm's financial statements at fair value with gains or losses reflected in net gains or losses on securities.

Investment Management Fees
The Firm recognizes fee revenue as services are performed, which is generally on a pro-rata basis over the term of the contract. Fee revenue consists of amounts earned for providing investment management services to MBIA affiliates and third-party clients.

Employee Stock Compensation
The Firm participates in MBIA Inc.'s stock compensation plan. MBIA Inc. follows the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) 123, "Accounting for Stock-Based Compensation." The Firm utilizes the modified prospective transition method, as selected by MBIA Inc. under the provisions of SFAS 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," to account for employee stock compensation. See Note 4 for a further discussion on employee stock compensation.

Fixed Assets
Fixed assets consist of furniture and fixtures and computer equipment and software, which are carried at cost, net of accumulated depreciation. All fixed assets are depreciated over the appropriate useful life of the asset using the straight-line method. The useful lives by class of asset are as follows:

Furniture and fixtures	8 years
Computer equipment and software	3 - 5 years

When the Firm sells or otherwise disposes of an asset, the accumulated depreciation thereon is removed from the accounts with any gain or loss realized as an increase or decrease in earnings.

Fair Value of Financial Instruments
Other than mutual fund and stock warrant investments, the Firm's financial instruments are carried at cost, which approximates fair value, as they are short-term in nature. Investments are carried at their fair value. Financial instruments include cash and cash equivalents and a money market fund.

Income Taxes
Deferred income taxes are provided with respect to the temporary differences between the tax basis of assets and liabilities and the reported amounts in the financial statements that will result in deductible or taxable amounts in future years when the reported amount of the asset or liability is recovered or settled. The deferred tax asset arises primarily from future deductions related to MBIA Inc.'s employee stock compensation plan.

3. **Securities Owned**

The following table sets forth the composition of the Firm's investments as of December 31, 2005:

In thousands	Fair Value
Money market fund	$25,658
Mutual fund	98
Total marketable securities	25,756
Stock warrants	13
Total securities	$25,769

4. **Employee Stock Compensation Plans**

The Firm's employees participate in the MBIA Inc. 2005 Omnibus Incentive Plan (the Omnibus plan). The Omnibus plan may grant any type of an award including stock options, performance shares, performance units, restricted stock, restricted stock units and dividend equivalents. The Firm does not issue its own shares.

The stock option component of the Omnibus plan enables key employees to acquire shares of MBIA Inc. common stock. Options are exercisable as specified at the time of grant depending on the level of the recipient (generally four or five years) and expire ten years from the date of grant (or shorter if specified or following termination of employment). Under the modified prospective method of adoption selected by MBIA Inc. under the provisions of SFAS 148, the Firm's proportionate share of compensation cost for employee stock options for 2005 was approximately $771 thousand.

Under the restricted stock component of the Omnibus plan, certain employees are granted restricted shares of MBIA Inc.'s common stock. These awards have a restriction period lasting three, four or five years depending on the type of award, after which time the awards fully vest. Compensation expense related to the Firm's restricted stock awards for 2005 was approximately $621 thousand.

In December 2004, the Financial Accounting Standards Board issued SFAS 123(R), "Share-Based Payment," a revision of SFAS 123, which is effective for the Firm beginning January 1, 2006. SFAS 123(R) classifies share-based payment awards as either liability awards, which are measured at fair value at each balance sheet date, or equity awards, which are measured at fair value on the grant date and not subsequently remeasured. The Firm does not believe that the adoption of SFAS 123(R) will have a material affect on its financial statements.

5. **Minimum Capital Requirements**

CMC, as a registered broker-dealer, is subject to the SEC's Uniform Net Capital Rule (the Rule). Under the computation required by the Rule, the Firm is required to maintain net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness (a maximum ratio of 15 to 1), as those terms are defined by the Rule.

As of December 31, 2005, the Company exceeded its net capital requirement of $1.1 million by $28.8 million. Net capital and aggregate indebtedness were $29.9 million and $17.1 million, respectively, resulting in a ratio of aggregate indebtedness to net capital of .57 to 1. The Firm's computation of net capital is provided herein on page 10. This computation differs from the corresponding computation included in the Firm's FOCUS Report filing as of December 31, 2005 as a result of a $971 thousand pre-tax reduction in accounts receivable and investment management fee revenue. The after-tax impact of this reduction was $574 thousand. The net capital included in the Firm's FOCUS Report filing as of December 31, 2005 was $29.5 million.

The Firm is exempt from provisions of Rule 15c3-3 under paragraph (k)(2)(i).

6. **Related Parties**

CMC provides investment management services to MBIA Inc. and MBIA Insurance Corporation (MBIA Corp.), MBIA Municipal Investors Service Corporation, MBIA Investment Management Corporation (MBIA IMC) and MBIA Euro Asset Acquisition, LLC, all of which are subsidiaries of MBIA Inc. In addition, CMC provides investment management services to Channel Reinsurance Ltd., an equity method investee of the MBIA group. Management fees from related parties represent 70 percent of the Firm's investment management fee revenues.

CMC earns interest income and incurs interest expense on receivables from and payables to affiliates. In 2005, CMC earned $319 thousand of interest income and paid $74 thousand of interest expense from such balances.

Certain of the Firm's employees participate in the Omnibus plan, which enables them to acquire shares of MBIA Inc. common stock. Additionally, the Firm's employees participate in the benefit plans of MBIA Inc. Aggregate charges to the Firm from MBIA Inc. under these arrangements approximated $2.3 million during 2005. These charges are included in employee compensation and benefits.

MBIA Corp. provides certain management and administrative services to CMC, and allocates overhead costs relating to facilities used by the Firm. Aggregate charges to the Firm from MBIA Corp. under these arrangements approximated $1.4 million during 2005. These charges have been included in other operating expenses.

MBIA IMC provides administrative services to the Firm, which approximated $5.2 million during 2005. This charge has been included in administrative fees.

The Firm is the sole investment adviser for the mutual fund it invests in.

7. Income Taxes

The Firm is included in the MBIA Inc. consolidated federal and state income tax returns. Under a tax sharing agreement with MBIA Inc., the Firm computes and records its tax liability as if it were filing on a stand-alone basis.

At December 31, 2005, the provision for income taxes is comprised of:

In thousands	Year ended December 31, 2005
Federal income tax expense/(benefit) – Current	$7,059
Federal income tax expense/(benefit) – Deferred	(645)
State income tax expense/(benefit) – Current	1,918
Total provision for income taxes	$8,332

The deferred tax asset of $2.5 million arises primarily from future deductions related to MBIA Inc.'s employee stock compensation plan. The total provision for income taxes differs from a calculated tax provision at the federal statutory rate of 35 percent primarily due to the state tax provision, net of a federal tax benefit.

MBIA CAPITAL MANAGEMENT CORP.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2005

(Dollars in thousands)

Total shareholder's equity from statement of financial condition	$ 53,711
Deduction:	
Total non-allowable assets from statement of financial condition	(22,341)
Other deductions	(900)
Net capital before haircut on securities positions	30,470
Haircuts on securities	(528)
Net Capital	$ 29,942
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 1,142
Minimum dollar net capital requirement of reporting broker or dealer	$ 100
Net capital requirement	1,142
Excess net capital	$ 28,800
Total aggregate indebtedness (liabilities from statement of financial condition)	$ 17,130
Ratio of aggregate indebtedness to net capital	57.21%

Reconciliation pursuant to paragraph (d) (4) of Rule 17a-5

Reconciliation with the Firm's computation of net capital (included in Part II of Form X-17A-5 as of December 31, 2005):

Net capital, as reported in the Firm's Part II (unaudited) FOCUS report	$ 29,545
Adjustments to record a reduction in accounts receivable	397
Net capital per above	$ 29,942

Non-allowable assets consist of accounts receivable, prepaid expenses, receivable from affiliates, deferred income taxes, fixed assets and stock warrants.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Board of Directors of MBIA Capital Management Corp.:

In planning and performing our audit of the financial statements and supplemental schedule of MBIA Capital Management Corp. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 23, 2006